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                            October 22, 2021

       Elon Soms
       Chief Executive Officer
       Thimble Point Acquisition Corp.
       195 Church Street
       15th Floor
       New Haven, CT 06510

                                                        Re: Thimble Point
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            File No. 333-257982
                                                            Filed October 6,
2021

       Dear Mr. Soms:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 30, 2021 letter.

       Amended Form S-4

       Notice to shareholders, page i

   1. We note your response to comment 1. Please note your statement that Assumed Warrants will be exercised prior
to closing appears inconsistent with information provided in your document. For example,
in note (iv) on page ix in response to the question "What will
                                                        Pear Stockholders
Receive in the Business Combination?" you indicate that each Pear
                                                        Warrant will be
converted into a warrant to acquire a number of THMA Class A Common shares in an an amount
and at an exercise price and subject to such terms and conditions, in each case, as set
forth on the Consideration Schedule. Subject to certain exceptions, such terms and
conditions will be the same terms and conditions as were applicable to the
                                                        Pear Warrant
immediately before the Effective Time." Please clarify the provision in the
 Elon Soms
Thimble Point Acquisition Corp.
October 22, 2021
Page 2
      Business Combination Agreement or the warrant terms that provides for the exercise of the warrants prior to closing.
       You may contact Christine Torney at 202-551-3652 or Lynn Dicker at 202-551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                           Sincerely,
FirstName LastNameElon Soms
                                                           Division of
Corporation Finance
Comapany NameThimble Point Acquisition Corp.
                                                           Office of Life
Sciences
October 22, 2021 Page 2
cc:       Melissa Sawyer
FirstName LastName